FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the THIRD QUARTER 2002 - ended SEPTEMBER 30, 2002

ALGOMA STEEL INC. (Registrant’s name)

105 West Street Sault Ste. Marie Ontario, Canada P6A 7B4 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ___ Form 40-F X

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ___ No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004

ALGOMA STEEL INC. (Registrant)

By:	“Glen Manchester”
Glen Manchester Vice President - Finance and Chief Financial Officer

ALGOMA STEEL INC. 2002 THIRD QUARTER REPORT TO SHAREHOLDERS (UNAUDITED) for the period ended September 30, 2002

Summary

The Company reported net income of $11.0 million or $0/.45 per share for the third quarter ended September 30, 2002. Net income improved from the net loss of $61.9 million reported for the quarter ended September 30, 2001 primarily due to a 29% increase in revenue due to higher steel prices, a 9% increase in shipments, and lower unit operating costs. Net income in the post-restructuring period of February to September, 2002 was $20.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the interim financial statements and notes contained in this report.

Financial and Operating Results

Net income for the three months ended September 30, 2002 was $11.0 million, a significant improvement over the net loss of $61.9 million incurred for the three months ended September 30, 2001. The quarter over quarter improvement primarily results from higher prices, increased shipments, and lower costs resulting from the benefits of the restructuring.

Revenue was $312.7 million for the three months ended September 30, 2002 based on average selling prices of $566 per ton compared with revenue of $241.8 million and average selling prices of $478 per ton for the three months ended September 30, 2001. The price improvement is due to industry price increases in 2002. The increase in revenue also results from a 9% improvement in steel shipments with shipments of 552,000 tons for the three months ended September 30, 2002 compared to 506,000 tons for the three months ended September 30, 2001.

Cost of sales increased to $240.5 million for the three months ended September 30, 2002 from $228.7 million for the three months ended September 30, 2001 due to higher shipments. Unit operating costs declined in the quarter due to higher production volumes and restructuring savings. The Company also increased its 2002 pension expense by $3 million of which approximately $2 million was charged in this quarter. The additional cost is associated with a reduction in the estimated rate of return on the pension fund assets.

Operating income for the three months ended September 30, 2002 was $46.7 million, an improvement of $61.1 million over the $14.4 million operating loss reported for the three months ended September 30, 2001.

Financial expense for the three months ended September 30, 2002 was $17.5 million compared to $44.1 million for the three months ended September 30, 2001. Financial expense for the three months ended September 30, 2002 included a foreign exchange loss of $9.3 million (primarily on the U.S. denominated long-term debt) and interest expense of $8.2 million. For the three months ended September 30, 2001, financial expense included a foreign exchange loss of $24.1 million (primarily on the U.S. denominated long-term debt) and interest expense of $20.0 million.

The Company implemented fresh start accounting effective January 31, 2002 and, as a result, year-to-date net income is reported for the eight months ended September 30, 2002. Net income in the post-restructuring period of February to September, 2002 was $20.6 million.

Algoma Steel Inc. 2002 Third Quarter Report	Page 2

On a comparable nine-month period ending September 30, 2002, a net loss of $5.5 million is reported compared to a $246.4 million net loss for the nine-month period ending September 30, 2001. The improvement can be attributed to lower reorganization expenses, a significant accounts receivable write-off reported in 2001, improved selling prices, higher shipments and lower operating expenses.

Financial Resources and Liquidity

The Company reported cash flow from operations of $36.1 million for the three months ended September 30, 2002 compared with $10.8 million for the three months ended September 30, 2001. Capital expenditures for the three months ended September 30, 2002 of $6.7 million compared to expenditures of $3.9 million for the three months ended September 30, 2001. Working capital increased in the quarter due to higher inventory and receivables, partially offset by an increase in payables. The improvement in cash flow for the three months ended September 30, 2002 resulted in total debt repayment of $29.4 million comprised of an $18.8 million reduction in bank indebtedness; a $10.0 million repayment on September 30, 2002 on the term loan; and an additional $0.6 million repayment of the term loan from the proceeds of land sales. Bank indebtedness declined from $54.5 million as at June 30, 2002 to $35.7 million at September 30, 2002. Unused excess availability under the revolving credit facility at September 30, 2002 was $70 million.

ORGANIZATIONAL CHANGES

Mr. Alexander Adam stepped down as President and Chief Executive Officer effective August 31, 2002. The Board of Directors of Algoma Steel appointed Denis Turcotte as President and Chief Executive Officer of the Company effective September 16, 2002. Prior to this appointment, Mr. Turcotte was a senior executive with a major Canadian forest products company.

TRADE

The Canadian International Trade Tribunal (CITT) in mid-August announced its remedy recommendations to the Government of Canada in the Canadian Steel Safeguard investigation. Tariff Rate Quotas were recommended for two of the product categories (discrete plate and cold rolled sheet) produced by Algoma. For discrete plate, during the first year of the remedy, the “in-quota” volume was recommended at 334,000 metric tonnes with 25% surtax applicable above that volume. For cold rolled sheet, the “in-quota” volume was recommended at 360,000 metric tonnes with 15% surtax above that volume. The Government of Canada has not yet announced its decision on the implementation of a remedy.

The CITT did not make a finding of injury for the Company’s principal product, hot rolled sheet. The Company, along with the other producers of hot rolled sheet, is carefully monitoring the volume and pricing of hot rolled sheet imports. If imports surge at unfairly traded prices, a complaint will be lodged with the Canada Customs and Revenue Agency. The Government of Canada has stated that it will act immediately if another surge in imports occurs.

An anti-dumping order covering imports of certain hot rolled carbon steel plate originating in or exported from Mexico, the People’s Republic of China, the Republic of South Africa and the Russian Federation expired in late October 2002. The CITT has initiated an expiry review to determine whether the order should be renewed. A hearing before the CITT will commence on November 18, 2002. A decision by the CITT is expected in early January 2003.

Algoma Steel Inc. 2002 Third Quarter Report	Page 3

OUTLOOK

Market conditions have weakened due to restarted production capacity in the U.S. and lower demand from several sectors. These developments are resulting in downward pressures on sheet prices.

The working capital investment is expected to increase during the fourth quarter due to slab purchases and other inventory increases due to the close of navigation over the winter.

As part of an extensive work program designed to delay the need for a blast furnace reline, a maintenance shutdown was successfully completed in October. The maintenance program, which involved “gunning” the blast furnace stack, is part of a program to extend the blast furnace life to approximately 2005 or beyond. The Company also took the shutdown opportunity to complete essential maintenance and repairs to downstream production facilities. Lower than planned October production, combined with maintenance expenditures incurred on the blast furnace and other facilities during the shutdown period, are expected to increase fourth quarter costs. Shipments in the fourth quarter are expected to decline to approximately 475,000 tons from third quarter shipments of 552,000 tons due primarily to the blast furnace shutdown.

/s/ Denis Turcotte	/s/ Benjamin Duster
Denis Turcotte President and Chief Executive Officer	Benjamin Duster Chairman of the Board

Sault Ste. Marie, Ontario October 30, 2002

Algoma Steel Inc. 2002 Third Quarter Report	Page 4

Algoma Steel Inc. Consolidated Statements of Income (Loss) and Retained Earnings (Deficit) (Unaudited) (millions of Canadian dollars - except per share amounts)

	Three Months Ended September 30 2002	Eight Months Ended September 30 2002	One Month Ended January 31 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001

				(Restated - note 1)
Sales	$ 312.7	$ 758.2	$ 83.6	$ 241.8	$ 700.2

Operating expenses
Cost of sales	240.5	621.0	85.2	228.7	730.0
Administrative and selling	10.7	26.6	3.1	9.8	28.3
Depreciation and amortization	14.8	39.4	5.8	17.7	52.6

	266.0	687.0	94.1	256.2	810.9
Income (loss) from operations	46.7	71.2	(10.5)	(14.4)	(110.7)

Financial expense (income)
Interest on long-term debt (note 3)	5.5	14.8	-	-	16.5
Foreign exchange loss (gain) (note 1)	9.3	0.7	(2.3)	24.1	27.2
Other interest	2.7	8.3	7.6	20.0	45.1

	17.5	23.8	5.3	44.1	88.8

Income (loss) before the following	29.2	47.4	(15.8)	(58.5)	(199.5)
Loss on disposal of joint venture interest (note 6)	-	-	(6.8)	-	-
Reorganization expenses (note 7)	-	-	(3.3)	(3.0)	(45.5)

Income (loss) before income taxes	29.2	47.4	(25.9)	(61.5)	(245.0)

Provision for income taxes - current (note 9)	18.2	26.8	0.2	0.4	1.4

Net income (loss)	$ 11.0	$ 20.6	$ (26.1)	$ (61.9)	$ (246.4)

Net income (loss) per common share (note 5)
Basic	$ 0.45	$ 0.93	$ (0.49)	$ (1.16)	$ (4.59)

Diluted	$ 0.37	$ 0.70	$ (0.49)	$ (1.16)	$ (4.59)

Weighted average number of common
shares outstanding - millions (note 5)
Basic	23.74	21.52	53.65	53.65	53.65

Diluted	30.03	30.02	53.65	53.65	53.65

Retained earnings (deficit)
Balance, beginning of period	$ 9.3	$ -	$ (264.6)	$ (85.8)	$ 128.5
Change in accounting policy (note 1)	-	-	-	-	(29.8)
Net income (loss)	11.0	20.6	(26.1)	(61.9)	(246.4)
Accretion of equity component of convertible debt	(0.2)	(0.5)	-	-	-
Fresh start adjustment (note 1)	-	-	290.7	-	-

Balance, end of period	$ 20.1	$ 20.1	$ -	$ (147.7)	$ (147.7)

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	631	1,667	186	585	1,640
Steel shipments	552	1,478	194	506	1,480

See accompanying notes.

Algoma Steel Inc. 2002 Third Quarter Report	Page 5

Algoma Steel Inc. Consolidated Statements of Financial Position (Unaudited) (millions of Canadian dollars)

	September 30 2002	January 31 2002

		(Note 1)
Current assets
Accounts receivable	$ 165.8	$ 125.6
Inventories	210.7	191.6
Prepaid expenses	18.7	7.6

	395.2	324.8

Capital assets, net	687.3	712.3
Deferred charges	2.9	4.4

Total assets	$ 1,085.4	$ 1,041.5

Current liabilities
Bank indebtedness (note 2)	$ 35.7	$ 68.1
Accounts payable and accrued liabilities	90.8	61.4
Income and other taxes payable	5.8	10.5
Accrued pension liability and post-employment benefit obligation	28.7	28.7
Current portion of term loan (note 2)	39.4	20.0

	200.4	188.7

Term loan, net of current portion (note 2)	-	30.0
Long-term debt (note 3)	201.8	203.5
Interest on long-term debt (note 3)	14.7	-
Accrued pension liability and post-employment benefit obligation	310.8	309.7
Other long-term liabilities	9.6	9.6

	536.9	552.8

Shareholders’ equity
Capital stock (notes 4 & 5)	214.0	160.0
Stock options (note 4)	-	40.0
Convertible long-term debt (note 3)	19.2	30.4
Shareholders’ surplus on reorganization (note 1)	94.8	69.6
Retained earnings	20.1	-

	348.1	300.0

Total liabilities and shareholders’ equity	$ 1,085.4	$ 1,041.5

See accompanying notes.

Algoma Steel Inc. 2002 Third Quarter Report	Page 6

Algoma Steel Inc. Consolidated Statements of Cash Flows(Unaudited) (millions of Canadian dollars)

			Pre-reorganization

	Three Months Ended September 30 2002	Eight Months Ended September 30 2002	One Month Ended September 31 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001

				(Restated - note 1)
Cash provided by (used in)
Operating activities
Net income (loss)	$ 11.0	$ 20.6	$ (26.1)	$ (61.9)	$ (246.4)
Adjustment for items not affecting cash	49.5	82.2	8.1	36.0	117.6

	60.5	102.8	(18.0)	(25.9)	(128.8)
Changes in operating working capital	(24.4)	(45.7)	49.0	36.7	110.4

	36.1	57.1	31.0	10.8	(18.4)

Investing activities
Capital asset expenditures, net	(6.7)	(14.1)	(1.3)	(3.9)	(17.1)

Financing activities
Repayment of long-term debt	-	-	-	0.6	0.3
Proceeds (repayment) of term loan (note 2)	(10.6)	(10.6)	50.0	-	-
Increase (decrease) in bank indebtedness	(18.8)	(32.4)	(79.7)	(7.5)	35.2

	(29.4)	(43.0)	(29.7)	(6.9)	35.5

Cash
Change during the period	-	-	-	-	-
Balance, beginning of period	-	-	-	-	-

Balance, end of period	$ -	$ -	$ -	$ -	$ -

See accompanying notes.

Algoma Steel Inc. 2002 Third Quarter Report	Page 7

Algoma Steel Inc. Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

1.	Financial reorganization and basis of presentation

Financial reorganization

On April 23, 2001 (the “Filing Date”), Algoma Steel Inc. (the “Corporation”) obtained protection under the Companies’ Creditors Arrangement Act (“CCAA”) in the Ontario Superior Court of Justice (the “Court”). The Court subsequently granted extensions of the CCAA protection until January 31, 2002. This allowed the Corporation to continue operating its business as it negotiated a restructuring plan with its stakeholders by preventing legal action being brought against the Corporation and by staying substantially all unsecured and under-secured claims as of the Filing Date. Additional financing was obtained providing for continuing operations through the anticipated restructuring period.

On October 24, 2001, the Corporation filed an initial Plan of Arrangement and Reorganization with the Court. A second and third amended and restated Plan of Arrangement and Reorganization were filed on November 8, 2001 and December 10, 2001, respectively. The third amended and restated Plan of Arrangement and Reorganization (the “Plan”) was voted upon and approved by each Class of Affected Creditors on December 10 and December 17, 2001 and on December 19, 2001, the Court issued a Final Order sanctioning the Plan. The Corporation subsequently emerged from CCAA protection and the Plan was implemented on January 29, 2002 (“Implementation Date”). The significant provisions of the Plan were as follows:

-	the cancellation of all outstanding common shares and employee voting shares for no consideration and the issuance of new common shares as set out below;

-	the settlement of the First Mortgage Notes (U.S. $349.4 million) and related interest obligation (U.S. $47 million) in exchange for U.S. $125 million of 11% Notes maturing in 2009, U.S. $62.5 million of 1% convertible Notes maturing in 2030 and 15 million new common shares;

-	a cash payment of $0.8 million and 1 million new common shares in satisfaction of all claims of the unsecured creditors;

-	options for 4 million new common shares issued to employees for nominal consideration and new collective bargaining agreements which include wage and benefit reductions, reduced vacation, pension benefit changes and manning reductions. The pension obligations were restructured through the new collective bargaining agreements and an arrangement with the Superintendent of the Financial Services Commission of Ontario;

-	new financing facilities and a $50 million loan guarantee provided by the Government of Canada; and

-	a new Board of Directors comprised of 7 nominees of the holders of the First Mortgage Notes and 3 nominees of the United Steelworkers of America.

Basis of presentation

Fresh start accounting

The Corporation has accounted for the reorganization by using the principles of fresh start accounting as required under Canadian generally accepted accounting principles (“GAAP”). For accounting purposes, the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Corporation’s deficit was eliminated by a reduction of contributed surplus. In order to establish the fresh start consolidated statement of financial position, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. Prior to the Implementation Date, the Corporation’s previous Board of Directors passed a resolution setting the stated capital of the new common shares at $10 per share based upon the $300 million equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair value of the pension and post-employment benefit obligations were determined by an independent actuary. The fair value of capital assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets.

Algoma Steel Inc. 2002 Third Quarter Report	Page 8

Algoma Steel Inc. Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

1.	Financial reorganization and basis of presentation (continued)

The following table summarizes the adjustments recorded to implement the reorganization and to reflect the fresh start basis of accounting:

	Jan. 31, 2002 Balance Prior to Reorganization	Reorganization Adjustments		Fresh Start Adjustments	Jan. 31, 2002 Balance After Adjustments

Assets
Current assets	$ 324.8	$		$	$ 324.8
Fixed assets, net	799.7			(87.4)	712.3
Deferred charges	-	4.4	(f)		4.4

	$ 1,124.5	$ 4.4		$ (87.4)	$ 1,041.5

Liabilities
Bank indebtedness	$ 118.1	$ (50.0)	(a)	$	$ 68.1
Accounts payable and accrued liabilities	209.2	(68.5)	(b)		61.4
		(75.0)	(c)
		(13.3)	(e)
		9.0	(f)
Income and other taxes payable	8.8	2.5	(b)	(0.8)	10.5
Accrued pension liability and
post-employment benefit obligation	-			28.7	28.7
Current portion of long-term debt	554.6	20.0	(a)		20.0
		(554.6)	(c)

	890.7	(729.9)		27.9	188.7
Long-term debt	-	30.0	(a)		233.5
		203.5	(c)
Accrued pension liability	263.4	(262.7)	(d)	92.2	92.9
Post-employment benefit obligation	147.1	3.4	(d)	66.3	216.8
Other long-term liabilities	7.1	2.5	(b)		9.6

	1,308.3	(753.2)		186.4	741.5

Shareholders’ equity (deficiency)
Issued capital stock	188.0	(188.0)	(g)		-
Capital stock to be issued	-	10.0	(b)		160.0
		150.0	(c)
Stock options	-	40.0	(e)		40.0
Convertible long-term debt	-	30.4	(c)		30.4
Surplus (deficit) on restructuring	(81.1)	715.2	(h)	(564.5)	69.6
Deficit	(290.7)			290.7	-

	(183.8)	757.6		(273.8)	300.0

	$ 1,124.5	$ 4.4		$ (87.4)	$ 1,041.5

Summary of adjustments:

(a)	Refinancing of bank indebtedness into a $50 million term loan repayable in $10 million quarterly installments beginning September 30, 2002.

(b)	Claims of unsecured and under-secured creditors are settled in exchange for $0.8 million in cash and 1 million new common shares having a stated capital of $10 million. The Municipal Claim of $7.4 million in respect of taxes owing to the City of Sault Ste. Marie is compromised in exchange for $5 million payable in two equal installments on December 31, 2002 and 2003.

Algoma Steel Inc. 2002 Third Quarter Report	Page 9

Algoma Steel Inc. Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

1.	Financial reorganization and basis of presentation (continued)

(c)	First Mortgage Note principal of $554.6 million (U.S. $349.4 million) and accrued interest of $75 million (U.S. $47.2 million) are settled in exchange for $198.4 million (U.S. $125 million) of 11% Notes due 2009, U.S. $62.5 million of 1% convertible Notes due 2030 and 15 million new common shares having a stated capital of $150 million. As required by Canadian GAAP, the 1% convertible Notes have been separated into debt and equity components for financial statement presentation purposes. The present value of the interest payments for the years 2002 to 2009 of $5.1 million (U.S. $3.2 million) has been presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 of $8.4 million (U.S. $5.2 million) plus $22 million ascribed to the value of the holder conversion option have been presented as equity. All present value amounts were determined using an 11% discount rate.

(d)	Adjust the post-employment and pension liabilities for the new collective bargaining agreements, the elimination of pension indexing benefits and the arrangement with the Superintendent of the Financial Services Commission of Ontario.

(e)	Accrued vacation liability is reduced by $13.3 million as a result of reduced vacation entitlements contained in the new collective bargaining agreements. The agreements also include wage and benefit reductions, pension benefit changes, manning reductions and the issuance to employees of options for 4 million new common shares for nominal consideration. These options are reflected in shareholders’ equity at $40 million.

(f)	Accrual for additional reorganization expenses of $4.6 million and $4.4 million of fees relating to the new banking facilities.

(g)	Capital stock issued and outstanding prior to the reorganization are cancelled for no consideration.

(h)	The net effect of adjustments (b) to (g) is an increase to contributed surplus of $715.2 million.

Accounting policies

The unaudited interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with Canadian GAAP on a basis consistent with the accounting policies described in the fiscal 2001 Annual Report, except that the Corporation’s assets and liabilities have been comprehensively revalued as noted above. Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to foreign currency translation. The new recommendations eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities and require separate disclosure of exchange gains or losses included in the determination of net income. This accounting change has not had a significant impact on the interim financial statements in 2002. The results for the nine months ended September 30, 2001 have been restated to reduce the net loss by $29.8 million of pre-2001 exchange losses charged to reorganization expense with a corresponding decrease to opening retained earnings. An additional $23.2 million of exchange loss has been reclassified from reorganization expense to financial expense for comparative purposes. Effective January 1, 2002, the Corporation adopted the recommendations of the CICA relating to stock-based compensation and other stock-based payments. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not have a significant impact on the interim financial statements.

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the requirements of Canadian GAAP for annual consolidated financial statements.

The interim financial statements have been prepared on a “going concern” basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not reflect any adjustments that would be necessary if the “going concern” principle was not appropriate. The Corporation is dependent upon continued strengthening in the North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Algoma Steel Inc. 2002 Third Quarter Report	Page 10

Algoma Steel Inc. Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

1.	Financial reorganization and basis of presentation (continued)

Comparative figures

Comparative financial information for periods prior to January 31, 2002 are required under securities legislation and may be of limited interest to readers of these interim financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting. In addition, comparative information for 2001 has been restated to reflect the retroactive application of the change in accounting policy and reclassification in respect of foreign currency translation.

2.	Banking facilities

On January 29, 2002, the Corporation entered into an Amended and Restated Loan Agreement (“Agreement”). The Agreement expires on December 30, 2003 and provides the Corporation with a revolving credit facility (“Revolving Facility”) and a term loan (“Term Facility”). The Revolving Facility provides financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation’s accounts receivable, inventories and a loan guarantee provided by the Government of Canada (“Loan Guarantee”), less certain reserves. There was $70 million of unused excess availability under the Revolving Facility at September 30, 2002. The Revolving Facility matures on December 30, 2003 and is collateralized by a first charge on accounts receivable and inventories and a second charge on the Loan Guarantee. Borrowings can be made in either Canadian or United States (U.S) funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation’s option, at 5.5% over bankers’ acceptance rate or London interbank offering rate (LIBOR) for U.S. dollar loans.

The amount owing on the Term Facility is $39.4 million and is repayable in $10 million quarterly installments from December 31, 2002 to September 30, 2003. A $10.6 million repayment was made on September 30, 2002 that included $0.6 million of proceeds from the sale of land. Amounts repaid under the Term Facility cannot be reborrowed. Borrowings are in Canadian funds at 4.5% over the Canadian prime bank rate or, at the Corporation’s option, at 5.5% over bankers’ acceptance rate loans. The Term Facility is collateralized by a first charge on capital assets, the Loan Guarantee and a second charge on accounts receivable and inventories.

At September 30, 2002, the Corporation was in compliance with all restrictive covenants contained in the Agreement.

3.	Long-term debt

	September 30 2002	January 31 2002

11% Notes maturing December 31, 2009, principal value U.S. $125 million (a)	$ 198.4	$ 198.4

1% convertible Notes maturing December 31, 2030, principal value U.S. $38.7 million (January 31, 2002 - U.S. $62.5 million) (b)	3.4	5.1

	201.8	203.5
Less: current portion	-	-

	$ 201.8	$ 203.5

(a)	The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described in note 2 are repaid or refinanced. The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Term Facility (note 2), and a second charge on other assets.

Algoma Steel Inc. 2002 Third Quarter Report	Page 11

Algoma Steel Inc. Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

3.	Long-term debt (continued)

(b)	The collateral, interest accrual and interest payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holder’s option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% convertible Notes are separated into debt and equity components for financial statement presentation purposes. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate.

During the third quarter, U.S. $1.1 million principal value of 1% Notes were converted at the holders’ option into 0.2 million common shares resulting in $0.6 million of the equity component being transferred to share capital. For the eight months ended September 30, 2002, U.S. $23.8 million principal value of 1% Notes were converted into 3.8 million common shares resulting in $11.7 million of the equity component and $1.9 million of the debt component being transferred to share capital.

4.	Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions for the eight months ended September 30, 2002 expressed in millions of shares and dollars:

			Common Shares

	Stock Options		To Be Issued		Issued and Outstanding

	# Options	Ascribed Value	# Shares	Stated Capital	# Shares	Stated Capital

Balance at January 31, 2002 (a)	4.0	$ 40.0	16.0	$ 160.0	-	$ -
Issued pursuant to Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 3)					3.8	13.6
Shares issued as employee compensation					-	0.2
Directors Share Award Plan (note 8)					-	0.1

Balance at September 30, 2002	-	$ -	-	$ 0.1	23.8	$ 213.9

(a)	As part of the consideration for the settlement of their claims, holders of the First Mortgage Notes received 15 million common shares and 1 million common shares were distributed to unsecured creditors in April 2002 (note 1). Employees received 4 million common shares on February 12, 2002, upon the exercise of stock options having a nominal exercise price, which were granted as part of the new collective bargaining agreements.

Algoma Steel Inc. 2002 Third Quarter Report	Page 12

Algoma Steel Inc. Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

5.	Earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes as of January 31, 2002 at the Conversion Price (note 3).

	Three Months Ended September 30 2002	Eight Months Ended September 30 2002

Basic
Net income	$ 11.0	$ 20.6
Convertible debt - net charge to retained earnings	(0.2)	(0.5)

Net income attributable to common shareholders	$ 10.8	$ 20.1

Diluted
Net income	$ 11.0	$ 20.6
Convertible debt - net charge to income	0.1	0.3

Net income attributable to common shareholders	$ 11.1	$ 20.9

Basic weighted average number of common shares outstanding	23.74	21.52
Common shares issued on the assumed conversion of convertible debt	6.29	8.50

Diluted weighted average number of common shares outstanding	30.03	30.02

In calculating the basic weighted average number of common shares outstanding, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on January 31, 2002, and the 4 million shares issued to employees were included as of February 12, 2002.

6.	Disposition of joint venture interest

In January 2002, the Corporation’s wholly-owned U.S. subsidiary, Cannelton Iron Ore Company (“CIOC”), completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer CIOC’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of CIOC’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation. These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

7.	Reorganization expenses

The following costs have been charged to reorganization expenses:

	One Month Ended January 31 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001

			(Restated - note 1)
Unamortized discount on First Mortgage Notes	$ -	$ -	$ 29.5
Deferred debt issue costs	-	-	7.2
Professional fees and other expenses	3.3	3.0	8.8

	$ 3.3	$ 3.0	$ 45.5

Algoma Steel Inc. 2002 Third Quarter Report	Page 13

Algoma Steel Inc. Notes to Interim Consolidated Financial Statements (Unaudited) (millions of Canadian dollars)

8.	Stock-based compensation plans

In May 2002, the shareholders of the Corporation approved a Share Award Plan (the “Plan”) for members of the Board of Directors which permits the Corporation, at its option, to award common shares to eligible Directors as a portion of their compensation. Any shares granted under the Plan are issued quarterly. The Corporation accrues for this compensation based on the fair market value of the shares granted. During the third quarter, 10,648 shares were awarded with an average fair market value of $5.21 per share. For the eight months ended September 30, 2002, 30,405 shares were awarded with an average fair market value of $5.11 per share.

9.	Income Taxes

The Corporation’s effective income tax rate is higher than its statutory manufacturing and processing rate of 33% primarily due to the following factors: the benefit of tax items that arose prior to the application of fresh start accounting is recorded through contributed surplus; and, a valuation allowance has been taken against future tax assets arising in periods after the application of fresh start accounting.

The Corporation’s non-capital loss carryforwards have been reduced by approximately $180 million as a result of debts being discharged under the reorganization for less than their principal amount. After giving effect to the reorganization, Federal and Ontario non-capital loss carryforwards are estimated at $100 million and $150 million respectively, the benefit of which was not recognized under fresh start accounting. The Corporation’s revised estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. Any future benefit recognized in respect of these non-capital losses will result in an increase to contributed surplus.

Algoma Steel Inc. 2002 Third Quarter Report	Page 14

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc. 105 West Street Sault Ste. Marie, Ontario P6A 7B4 Tel: 705-945-2351 Fax: 705-945-2203 Internet Address: www.algoma.com E-mail Address: alglib@soonet.ca

Share Transfer Agent	Trustee, Paying Agent and Registrar for 11% and 1% Notes

Computershare Trust Company of Canada Shareholders Services	Wilmington Trust Company Rodney Square North
100 University Avenue, 9th Floor	1100 North Market Street
Toronto, Ontario M5J 2Y1	Wilmington, Delaware 19890
Tel: 416-981-9500	Tel: 302-636-6023
Fax: 416-981-9800	Fax: 302-636-4143

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended September 30, 2002 - Restated Millions of Canadian Dollars

1.	Reconciliation of net income (loss) between Canadian and United States GAAP:

			Pre-reorganization

	Three Months Ended Sept. 30 2002	Eight Months Ended Sept. 30 2002	One Month Ended Jan. 31 2002	Three Months Ended Sept. 30 2001	Nine Months Ended Sept. 30 2001

	Restated	Restated

Net income (loss) under Canadian GAAP	$ 11.0	$ 20.6	$ (26.1)	$ (61.9)	$ (246.4)
Accretion of equity component of convertible debt (a)	(0.2)	(0.5)	-	-	-
Foreign exchange adjustments related to equity component of convertible long-term debt	(0.2)	0.1	-	-	-
Reorganization and fresh start adjustments [restated (b)]	-	-	441.0	-	-

Net income (loss) under U.S. GAAP	$ 10.6	$ 20.2	$ 414.9	$ (61.9)	$ (246.4)

Income (loss) per share under U.S. GAAP:
Basic	$ 0.45	$ 0.94	$ 7.74	$ (1.16)	$ (4.59)

Diluted	$ 0.37	$ 0.70	$ 7.74	$ (1.16)	$ (4.59)

(a)	Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the value ascribed to the holder conversion option would be reclassified within shareholders’ equity to contributed surplus.

(b)	Under Canadian GAAP, adjustments to the reported amounts of assets and liabilities resulting from reorganization and the application of fresh start accounting are charged to shareholders’ equity. Under U.S. GAAP, these amounts are charged to net income in the period prior to the application of fresh start accounting.

2.	Changes to the consolidated balance sheets under U.S. GAAP are:

	Sept. 30 2002	Jan. 31 2002

(i) Long-term debt
Balance under Canadian GAAP	$ 201.8	$ 203.5
Equity component of convertible long-term debt	5.6	8.4
Foreign exchange adjustment on equity component of convertible long-term debt	(0.1)	(0.1)

Balance under U.S. GAAP	$ 207.3	$ 211.8

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended September 30, 2002 - Restated Millions of Canadian Dollars

	Sept. 30 2002	Jan. 31 2002

(ii) Shareholders’ equity
(a) Capital stock
Balance under Canadian GAAP	$ 214.0	$ 160.0
Ascribed value of holders conversion option credited on conversion	(8.4)	-
Foreign exchange adjustment of equity component on conversion	(0.1)	-

Balance under U.S. GAAP	$ 205.5	$ 160.0

(b) Convertible long-term debt
Balance under Canadian GAAP	$ 19.2	$ 30.4
Reclassify equity component to long-term debt	(5.6)	(8.4)
Reclassify ascribed value of holders conversion option to contributed surplus	(13.6)	(22.0)
Balance under U.S. GAAP	$ -	$ -

(c) Contributed surplus
Balance under Canadian GAAP	$ 94.8	$ 69.6
Ascribed value of holders conversion option on reorganization	22.0	22.0
Foreign exchange adjustment on convertible long-term debt	0.1	0.1

Balance under U.S. GAAP	$ 116.9	$ 91.7

(d) Retained earnings
Balance under Canadian GAAP	$ 20.1	$ -
Foreign exchange adjustment on convertible long-term debt	0.1	-

Balance under U.S. GAAP	$ 20.2	$ -

3.	The Corporation accounts for freight costs as a reduction of sales. Under U.S. GAAP these costs would be included as a component of cost of sales. Pre-reorganization

	Three Months Ended Sept. 30 2002	Eight Months Ended Sept. 30 2002	One Month Ended Jan. 31 2002	Three Months Ended Sept. 30 2001	Nine Months Ended Sept. 30 2001

Increase in sales and cost of sales related to reclassifying freight costs under U.S. GAAP	$ 13.4	$ 36.3	$ 4.8	$ 12.8	$ 37.5

4.	The accounts receivable balance at September 30, 2002 includes a $6 million allowance for doubtful accounts (January 31, 2002 - $6 million).

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended September 30, 2002 - Restated Millions of Canadian Dollars

5.	A new accounting standard, SFAS 143 “Accounting for Asset Retirement Obligations”, was issued in the United States. Under this new standard, legal obligations arising from the retirement of all tangible long-lived assets are recognized immediately when incurred and are measured at fair value. A corresponding amount is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life using a systematic and rational allocation method. The adoption of this standard in 2003 is not expected to have a material impact on the Corporation’s consolidated financial statements.

6.	A new accounting standard, “Accounting for Costs Associated with Exit or Disposal Activities”, was recently issued in the United States. The standard is effective for exit or disposal activities initiated after December 31, 2002 and requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of commitment to an exit plan as previously required. The Corporation has not yet determined the effect that the adoption of this standard in 2003 will have on its consolidated financial statements.

7.	Approximately 98% of the Corporation’s employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization expire on July 31, 2004.